Austral Pacific Appoints New Director

Wellington, New Zealand – December 24, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific announces the appointment of Peter Hazledine of Wellington, New Zealand, as a new director of the Company, effective from 1 January 2008.

Mr. Hazledine’s addition will strengthen the Board’s experience in the petroleum production sector. The Company’s Chairman, Peter Hill, commented “We are delighted to welcome such an experienced and knowledgeable industry participant to our Board. We look forward to the benefit Austral will obtain from his wide range of business, reservoir and production engineering experience.”

Peter Hazledine is a New Zealander with 35 years experience in the international E&P industry. He spent 30 years with the Royal/Dutch Shell Group in Africa, the Middle East, New Zealand, Europe, and South America. He worked initially as a petrophysicist and production technologist, moving into operations engineering and management (including 10 years with Shell’s New Zealand operating company, Shell Todd Oil Services, on the Maui and other Taranaki fields). He left Shell in 2004, to take up a senior management position with Vector Gas (formerly NGC), the principal gas distributor in the New Zealand market. He is leaving this role to pursue a more diverse portfolio of opportunities. Mr. Hazledine has a B.SC (Hons) in mineral technology from Otago University, in Dunedin, New Zealand. He is a member of the Institute of Directors in New Zealand.

In line with its standard directors remuneration policy, the Company will grant Mr. Hazledine 60,000 incentive options upon appointment, exercisable for 5 years, at market closing price, one-third vesting on each of 12, 18 and 24 months after issue.

About Austral Pacific

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in thirteen exploration and production permits totaling over 2.6 million acres in onshore New Zealand and Papua New Guinea. The Company's primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand. In Papua New Guinea, the Company has an interest in four onshore blocks.

Austral Pacific Energy (NZ) Limited

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6062

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

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